November 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Marion Graham, Matthew Derby

Re:	EchoStar Corporation
Registration Statement on Form S-4 Filed on October 3, 2023 File No. 333-274837 Request for Effectiveness

Dear Ms. Graham and Mr. Derby:

Reference is made to the Registration Statement on Form S-4 (File No. 333-274837) (the “Registration Statement”) filed by EchoStar Corporation (the “Company”) with the U.S. Securities and Exchange Commission on October 3, 2023, as amended on November 6, 2023.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Registration Statement be declared effective on November 7, 2023 at 4 p.m., Eastern Time, or as soon as possible thereafter.

Please contact Michelle Rutta of White & Case LLP at (212) 819-7864 or michelle.rutta@whitecase.com with any questions you may have concerning this letter, or if you require any additional information. The Company also requests that you please notify Ms. Rutta when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

ECHOSTAR CORPORATION

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Chief Legal Officer and Secretary

cc:

Michael Deyong, White & Case LLP

Michelle Rutta, White & Case LLP

Jin-Kyu Baek, Cravath, Swaine & Moore LLP

Timothy Messner, DISH Network Corporation

Scott Miller, Sullivan & Cromwell LLP

Andrew Nussbaum, Wachtell, Lipton, Rosen & Katz